Exhibit 12.1

Quiksilver Inc.

Calculation of Ratio of Earnings to Fixed Charges

	Year Ended October 31,					Nine Months Ended July 31,
(In thousands, except ratios)	2008	2009	2010	2011	2012	2013

Earnings:
Pretax income (loss) from continuing operations	$98,571	$(6,548)	$11,919	$(35,573)	$(3,199)	$(51,131)
Income from Minority interest / equity investees	690	2,926	3,414	3,388	1,013	435
Fixed charges	68,615	73,557	124,989	83,680	71,282	58,259
Distributed Income of Equity Investees	727	—	—	—	—	—

Total “Earnings”	$168,603	$69,935	$140,322	$51,495	$69,096	$7,563

Fixed Charges:
Interest expense*	$59,263	$64,323	$115,157	$73,808	$60,823	$50,991
Estimate of interest within rental expense	9,352	9,234	9,832	9,872	10,459	7,268

Total “Fixed Charges”	$68,615	$73,557	$124,989	$83,680	$71,282	$58,259

Ratio of earnings to fixed charges	2.5	0.95	1.1	0.6	0.97	0.1

Rent	120,677	119,150	126,867	127,384	134,956	93,777

Deficiency**	N/A	3,622	N/A	32,185	2,186	50,696

*	Interest expense includes interest from both continuing and discontinued operations as well as amortization of capitalized expenses related to indebtedness.
**	For the year ended 2009, 2011 and 2012 and the nine months ended July 31, 2013, earnings were insufficient to cover fixed charges by $3,622,000, $32,185,000, $2,186,000 and $50,696,000, respectively.